NEWS RELEASE
Kelso Technologies Inc.
(The "Company" or "Kelso")	March 30, 2020

Canada: TSX: KLS
United States: NYSE American: KIQ

KELSO TECHNOLOGIES DELAYS FILING OF ANNUAL INFORMATION FORM

Vancouver, British Columbia and Bonham, Texas, - Kelso Technologies Inc. ("Kelso" or the "Company"), (TSX: KLS), (NYSE American: KIQ) announces that due to the COVID-19 pandemic, the Company will be filing its annual information form ("AIF") for the year ended December 31, 2019 in approximately one week.  The AIF adds additional disclosure to the December 31, 2019 annual financial statements and management discussion and analysis ("MD&A") already filed by the Company on March 17, 2020 and available on SEDAR and EDGAR filing systems. The Company is normally required under Section 6.2 of Canadian Securities Administrators' ("CSA") National Instrument 51-102 - Continuous Disclosure Requirements to file its AIF by March 30, 2020.  As a result of the Covid-19 pandemic, the CSA has provided that issuers are entitled to extensions to file reports if they follow the prescribed conditions set out in the regulations applicable to them. The Company is relying on BC Instrument 51-515.

As required by BC Instrument 51-515, the Company discloses the following:

(a) The Company's management and other insiders are subject to a trading black-out policy that reflects the principles in Section 9 of CSA National Policy 11-207 until the AIF has been filed;

(b) The Company expects to file its AIF on or about April 6, 2020; and

(c) There have been no material business developments since the date of filing of the audited financial statements and MD&A for the year ended December 31, 2019 which were filed on SEDAR on March 17, 2020, and the Company's business has not yet been materially affected by the Covid-19 pandemic.

About Kelso Technologies

Kelso is a diverse product development company that specializes in the design, production and distribution of proprietary service equipment used in transportation applications. Our reputation has been earned as a designer and reliable supplier of unique high quality rail tank car valve equipment that provides for the safe handling and containment of hazardous and non-hazardous commodities during transport. All Kelso products are specifically designed to provide economic and operational advantages to customers while reducing the potential effects of human error and environmental harm.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

For further information, please contact:
James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue South Surrey, BC V4A 8J1 www.kelsotech.com